TRINIDAD
ENERGY SERVICES INCOME TRUST

082-34867




06016090


SEC MAIL
RECEIVED
PROCESSING
AUG 16 2006
WASH, D.C.
213
SECTION

August 9, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Second Quarter Results – August 9, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom for:

E. Tara Wood
Executive Assistant

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

T.RINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Wednesday, August 9, 2006
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES SECOND QUARTER RESULTS – JUNE 30, 2006

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and six months ended June 30, 2006 and its outlook based on information available as at August 4, 2006. The MD&A should be read in conjunction with the audited consolidated financial statements of Trinidad Energy Services Income Trust ("Trinidad" or "the Trust") for the year ended December 31, 2005 and the June 30, 2006 unaudited consolidated financial statements. Additional information is also available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, which are available through SEDAR (www.sedar.com).

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable however such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

FINANCIAL HIGHLIGHTS	Three months ended June 30,		Six months ended June 30,	
(thousands except unit and per unit data – Unaudited)	**2006**	2005	**2006**	2005
Revenue	**104,547**	32,475	**267,484**	106,590
Gross margin (1)	**42,978**	7,750	**127,667**	42,203
EBITDA (1)	**26,193**	(36)	**95,766**	29,700
Per unit (diluted)	**0.30**	(0.00)	**1.14**	0.56
EBITDA before unit based compensation (1)	**26,923**	2,063	**100,349**	31,939
Per unit (diluted)	**0.31**	0.04	**1.19**	0.60
Funds flow before change in non-cash working capital (1)	**22,509**	(366)	**93,251**	28,198
Per unit (diluted)	**0.26**	(0.01)	**1.11**	0.53
Distributions paid and declared	**26,836**	11,257	**48,206**	20,362
Distributions paid and declared per unit (basic)	**0.32**	0.20	**0.59**	0.39
Payout ratio (2)	**-**	-	**52%**	72%
Net earnings (loss)	**20,812**	(1,848)	**60,796**	14,130
Per unit (basic)	**0.25**	(0.03)	**0.74**	0.27
Per unit (diluted)	**0.24**	(0.03)	**0.72**	0.26
Net earnings before unit based compensation	**21,542**	251	**65,379**	16,369
Per unit (diluted)	**0.25**	0.00	**0.78**	0.31
Units outstanding – basic (weighted average) (3)	**84,236,661**	54,919,722	**82,403,159**	52,471,156
Units outstanding – diluted (weighted average) (3)	**86,167,652**	56,143,149	**84,358,949**	53,545,925

(1) Readers are cautioned that Gross Margin, EBITDA and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute Gross Margin, EBITDA and Funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes and depreciation and amortization and Funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.
(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital and is only provided on a year-to-date basis.
(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

OPERATING HIGHLIGHTS	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Operating days – drilling				
Canada	**1,826**	1,472	**6,010**	5,016
United States	**1,603**	-	**3,050**	-
Rate per drilling day (CDN $)				
Canada	**23,927**	19,448	**23,685**	20,006
United States	**24,089**	-	**22,906**	-
Utilization rate – drilling				
Canada	**36%**	31%	**60%**	53%
United States	**82%**	-	**83%**	-
CAODC industry average	**34%**	32%	**57%**	52%
Drilling rigs operating				
Canada	**57**	52	**57**	52
United States	**22**	-	**22**	-
Utilization rate for service rigs	**31%**	41%	**58%**	55%
Service rigs operating	**17**	9	**17**	9
Coring and surface casing rigs operating	**17**	-	**17**	-

OVERVIEW

Despite the seasonal factors present in Canada, Trinidad's results for the quarter were exceptional in comparison with the second quarter of the prior year. Canadian drilling activity during the second quarter of 2006 was impacted by road bans resulting from the wet weather that was present throughout the period. These road bans prohibited the movement of drilling rigs and Trinidad utilized this downtime to complete repair and maintenance work reducing Canadian revenue and margins throughout the period. By effectively utilizing this downtime Trinidad will be able to respond efficiently and effectively as we move into the busier third quarter. The expected declines in the Trust's Canadian operations were offset through our drilling rigs operating in the US marketplace, a market which is not subject to the seasonal factors that are present in the Canadian market. The expansion into the United States has provided stable funds flow and reduced the overall susceptibility of the Trust to the seasonality that is present in the drilling industry in Canada. For the second quarter, one which is typically plagued by wet weather conditions and road bans, the expansion into the US market contributed 74.1% of the funds flow for the quarter and 34.9% year-to-date. Additionally, the long term contracts that the Trust has executed with its rig construction program provides increased stability to overall funds flow levels and revenue. As the road bans have been lifted, activity levels have quickly increased as operators respond to strong commodity prices and the backlog of proposed wells to be drilled.

The acquisition of Mastco Derrick Services Ltd ("Mastco") at the end of the first quarter has diversified the Trust's operations and allowed us to focus on the completion of the rig construction program as well as complete repairs and maintenance and recertifications required in the period. Construction continued on the Trust's commitment to build 29 new drilling rigs of which two rigs were completed in the second quarter increasing the overall rig count to 79 at June 30, 2006 from 71 at December 31, 2005. Progress on the rig construction program continues to be a major focus of the Trust and integration of Mastco into the Trust's operations has allowed Trinidad to achieve cost savings throughout the period.

Effective April 18, 2006, the Trust closed a new syndicated loan facility in both Canada and the United States that increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver, a $100.0 million Canadian five-year term facility and a $125.0 million US five-year term facility, representing a total debt facility of approximately $490.0 million. At the end of the second quarter, Trinidad had cash available of $61.9 million and additional debt capacity of approximately $205.9 million placing Trinidad in a favorable position to be able to manage funds flow and finance its capital requirements.

	2006		2005				2004		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Highlights									
(millions except per unit data – Unaudited)									
Revenue	**104.5**	**162.9**	106.4	75.3	32.5	74.1	58.8	30.4	17.1
Gross margin (1)	**43.0**	**84.7**	46.4	31.8	7.8	34.5	26.8	11.9	4.0
Net earnings (loss)	**20.8**	**40.0**	19.4	13.8	(1.8)	16.0	15.1	1.4	0.3
Depreciation and amortization	**9.7**	**13.1**	9.5	8.1	3.4	7.5	6.0	3.3	2.4
Unit based compensation	**0.8**	**3.8**	0.6	0.5	2.0	0.1	(4.8)	2.7	(0.3)
Future income tax expense (recovery)	**(8.7)**	**13.9**	5.5	1.7	(4.0)	5.0	3.5	(0.1)	(1.8)
Unrealized foreign exchange loss	**0.2**	**(0.2)**	-	-	-	-	-	-	-
Other	**(0.3)**	**0.1**	-	-	-	-	-	-	-
Funds flow before change in non-cash working capital (1)	**22.5**	**70.7**	35.0	24.1	(0.4)	28.6	19.8	7.3	0.6
Earnings (loss) per unit (diluted)	**0.24**	**0.48**	0.29	0.21	(0.03)	0.31	0.33	0.04	0.01
Funds flow before change in non-cash working capital per unit (diluted) (1)	**0.26**	**0.84**	0.51	0.37	(0.01)	0.56	0.43	0.19	0.02
Operating Highlights									
Operating days – drilling									
Canada	**1,826**	**4,184**	3,795	3,487	1,472	3,544	3,011	1,898	1,052
United States	**1,603**	**1,447**	235	37	-	-	-	-	-
Rate per drilling day (CDN $)									
Canada	**23,927**	**23,579**	23,280	19,196	19,448	20,121	18,942	15,331	15,312
United States	**24,089**	**21,596**	19,245	20,122	-	-	-	-	-
Utilization Rate – drilling									
Canada	**36%**	**86%**	78%	73%	31%	76%	76%	61%	37%
United States	**82%**	**85%**	83%	100%	-	-	-	-	-
CAODC industry average	**34%**	**81%**	71%	63%	32%	71%	62%	46%	30%
Drilling rigs operating									
Canada	**57**	**56**	54	52	52	52	51	35	31
United States	**22**	**21**	17	1	-	-	-	-	-
Utilization for service rigs	**31%**	**85%**	67%	61%	41%	69%	61%	47%	48%
Service rigs operating	**17**	**17**	16	16	9	9	8	8	7
Coring and surface casing rigs operating	**17**	**17**	17	18	18	-	-	-	-

(1) Readers are cautioned that Gross margin and Funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust does compute Gross margin and Funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period. Funds flow before change in non-cash working capital has replaced the term Cash flow before change in non-cash working capital as shown in previous filings.

Results from operations

Operations in the second quarter are historically hindered by wet weather and road bans in the Canadian marketplace. In 2006, the Trust was able to mitigate its overall exposure to these seasonal conditions through its expansion into the US marketplace allowing substantial growth in net income for the quarter. This increased net earnings for the second quarter from a loss of $1.8 million in 2005 to earnings of $20.8 million in 2006, of which the US operations contributed 41.7%. On a year-to-date basis net income increased by 330% to $60.8 million from $14.1 million in 2005 as a result of the Trust's continued focus on delivering superior performance to its customers, allowing us to exceed the industry utilization levels. This higher utilization, in addition to the increased fleet and US expansion, has provided for growth in revenue and net income in the period.

Consolidated gross margin increased by $35.2 million, from $7.8 million in 2005 to $43.0 million in the second quarter of 2006 and consolidated gross margin percentages also increased from 23.9% to 41.1%. On a year-to-date basis growth in gross margins of 202.5% to $127.7 million and increases in gross margin percentages from 39.6% to 47.7% are a result of changes in the composition of the Trust's operations to include the US marketplace which typically obtains higher margins which are uninterrupted by the seasonality present in Canada. In the second quarter the high margins obtained by the US of 56.2% offset the lower margins earned in the Canadian operations of 32.2%, consistent with the prior year, as the Canadian operations were temporarily shut-in due to weather conditions and utilized this downtime to complete a large part of the repairs and maintenance work required throughout the year. The higher margins obtained in the US as well as uninterrupted operations throughout the quarter produced remarkable results for the quarter and on a year-to-date basis.

Operating and general and administrative expenses

Operating costs increased to $61.6 million for the second quarter 2006 from $24.7 million in 2005, an increase of 149%, and on a year-to-date basis increased $75.4 million from $64.4 million to $139.8 million. The increase in operating costs is directly related to increases in revenue and expansion of Trinidad's operations to include the United States, Titan and Mastco. In the second quarter the Trust's Canadian operations focused on utilizing downtime triggered by road bans in the area to complete required repairs and maintenance programs increasing operating costs and reducing margins for the second quarter, consistent with the prior year. This places Trinidad in a favorable position moving into the remainder of the year and allows Trinidad to continue capitalizing on the strong market conditions. The US operations continued throughout the quarter uninterrupted by the seasonality which is present in Canada, maintaining margins at a consistent level with the first quarter.

General and administrative expenses have increased to $14.8 million from $5.7 million in the same quarter of the prior year, and from $10.3 million in 2005 to $26.2 million year-to-date as a result of the Trust's growth over the past year. Despite increased costs, Trinidad has maintained conservative expenditure levels to ensure accretive growth for unitholders by maintaining general and administrative expenses as a percentage of revenue at relatively consistent levels year-to-date and reducing general and administrative expenses from 17.5% in the second quarter 2005 to 14.1% in 2006.

Foreign exchange (gain) loss

In the third quarter of 2005, the commencement of operations through the release of the first newly constructed drilling rig in the United States resulted in a revaluation of the US operations into Canadian currency for the purposes of financial reporting. The acquisition of Cheyenne Drilling and continued deployment of drilling rigs in the United States has reduced the US reliance on the Canadian operations, which has resulted in the US operations being considered a self sustaining operation effective January 1, 2006. Therefore, upon consolidation of the US operations, gains and losses due to fluctuations in the foreign currency exchange rates are deferred on the balance sheet as a component of equity, however gains and losses in the Canadian entity on US denominated balances continue to be recognized in the income statement. For the second quarter 2006 the Trust recognized a loss of $1.3 million which was predominantly attributable to declines in the Canadian valuation of its US denominated cash resulting from declines in the US dollar throughout the quarter.

Unit based compensation

Unit based compensation decreased from $2.1 million in the second quarter of 2005 to $0.7 million in 2006 and increased on a year-to-date basis from $2.2 million to $4.6 million. Year-to-date unit based compensation has increased as a result of the continuing growth of the Trust and variances quarter-over-quarter are attributable to the timing of when options that have been granted vest.

Depreciation and amortization

Depreciation and amortization increased 188.6% from $3.4 million in the second quarter of 2005 to $9.7 million in 2006 and on a year-to-date basis increased from $10.8 million to $22.8 million, an increase of 110.5%. Quarterly depreciation rates on a per drilling day basis have increased by $547 from $2,291 to $2,838 and have increased $359 per drilling day to $2,521 year-to-date. Changes in the composition of Trinidad's asset base through acquisitions and the current rig construction program have resulted in Trinidad adding drilling rigs with increased drilling depth, increasing the capital cost of Trinidad's asset base and the per day depreciation rate. This increase has been slightly offset as a result of management re-assessing

the useful lives of the drilling and well servicing rigs and increasing the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value) and its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the actual use of the assets.

Interest

Throughout 2005 and into 2006 advances were made on the Trust's credit facility as Trinidad continued to execute on its commitment to build an additional 29 drilling rigs in both Canada and the United States. These advances increased long term debt from $105.5 million at the end of 2005 to $284.1 million at the end of the second quarter. The additional borrowings year-over-year increased overall interest expense for the second quarter by 124.6% from 2005 and year-to-date by 117.6%.

Income taxes

In the second quarter the Canadian government passed the 2006 Federal Budget which enacted several tax reductions for corporations, specifically a reduction in general corporate tax rates from 21.0% to 19.0% phased in from 2008 to 2010, the elimination of the federal large corporation tax effective January 1, 2006 and the elimination of the corporate surtax effective January 1, 2008. Additionally, the Alberta government also substantively enacted a reduction in corporate tax rates from 11.5% to 10.0% effective April 1, 2006. These changes reduced the current income tax expense for the second quarter by $0.9 million from $0.2 million in 2005 to a recovery of $0.7 million. On a year-to-date basis current taxes were reduced from $0.4 million to a recovery of $0.4 million. Despite increases in the Trust's capital structure, the recovery position in 2006 resulted from the reversal of previously booked federal large corporation tax as well as realization of the tax reductions that were substantively enacted.

Future income tax expenses decreased 117.5% from a recovery of $3.9 million to a recovery of $8.7 million in the second quarter while year to date future income taxes increased from $1.0 million to $5.2 million, an increase of $4.2 million. Increased future income tax expense has resulted from higher depreciation rates on capital assets for tax purposes which increased the taxable temporary difference between the accounting value and the tax value on the Trust's fixed assets. This increase was offset through lower future income tax rates as a result of the Federal Budget changes which created an overall recovery for the quarter.

Net earnings and funds flow

Trinidad increased consolidated net earnings substantially from the prior quarter from a loss of $1.8 million to earnings of $20.8 million. Stabilization of net income in the second quarter, one which is typically slow as a result of road bans in Canada, was obtained as a result of the Trust's expansion into the US market. This diversification provided income which was uninterrupted by the seasonal conditions that are present in the Canadian operations. Additionally, tax reductions that were approved in the 2006 Federal Budget resulted in a recovery of $8.7 million for the quarter increasing overall net income. Year-to-date net income also increased from $14.1 million to $60.8 million, an increase of $46.7 million, as a result of the significant growth that Trinidad has achieved over the last year through both acquisitions and its current rig construction program. In addition, increased drilling demand continues to be reflected in day rates and higher utilization levels from comparable periods in the prior year.

Funds flow from operations before change in non-cash working capital for the second quarter increased from a loss of $0.4 million (($0.01) per unit (diluted)) in 2005 to $22.5 million ($0.26 per unit (diluted)) in 2006. Quarterly funds flow in the prior quarter are reflective of the wet weather conditions that were present in 2005, and increases quarter-over-quarter resulted from higher utilization rates in 2006 and additional funds flow provided from the US market, which contributed 74.1% of the total funds flow in the second quarter. Year-to-date funds flow also increased to $93.3 million as a result of the Trust following an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base.

LIQUIDITY AND CAPITAL RESOURCES *(thousands – Unaudited)*	June 30, 2006	December 31, 2005
Working capital	101,128	45,289
Current portion of long term debt	3,242	9,494
Long term debt	280,874	95,956
Total debt	284,116	105,450
Total debt as a percentage of assets	26.3%	12.7%
Net debt	179,746	50,667
Total assets	1,081,011	833,316
Total long term liabilities	325,758	125,344
Total long term liabilities as a percentage of assets	30.1%	15.0%
Unitholders' equity	676,524	641,430
Debt to unitholders' equity	42.0%	16.4%

Effective April 18, 2006, the Trust closed a new syndicated loan facility in both Canada and the United States that increased the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver, a $100.0 million Canadian five-year term facility and a $125.0 million US five-year term facility, representing a total debt facility of approximately $490.0 million. On closing the Trust withdrew the balance of the $125.0 million US term facility and $175.0 of the Canadian term and revolving facilities. The debt drawn on the new facility was used to repay amounts previously drawn under the prior debt facility and the remainder was retained for the execution of the rig construction program. As a result of the draw down on the debt facility total long term debt increased $178.7 million from the prior year and $128.7 million from the first quarter 2006. Cash obtained under the US debt facility which was not used to repay existing debt was retained for current operations and increased overall cash by $50.1 million, contributing to the overall increase in working capital of $55.8 million.

The rig construction program continues to be a major focus of the Trust and accordingly advances on the debt facility were used to fund capital additions of $101.1 million in the quarter and $162.5 million year-to-date. The acquisition of Mastco at the end of the first quarter positioned Trinidad favorably to execute on its rig construction program which increased capital outlays in the current quarter. These capital outlays were financed through both internal funds flow and advances on the current debt facility. Advances on this facility have increased total debt as a percentage of assets from 12.7% to 26.3% and increased net debt to $179.7 million as advances on the debt facility are being invested into long term assets.

Unitholders' equity decreased over the quarter primarily as a result of distributions of $26.8 million in the second quarter and increased year-to-date as a result of $24.7 million of trust units that were issued to the former shareholders of Mastco and net earnings, net of distributions paid, of $12.6 million. In addition, as a result of debt levels increasing over the period, debt to unitholders' equity has increased to 42.0% from 16.4%.

In 2005 and early 2006 Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned in equal payments upon the delivery of each rig. Total capital costs of construction are expected to be $393.8 million, of which approximately $201.4 million has been paid as at June 30, 2006. Four of these rigs were completed and deployed in 2005 and an additional five throughout 2006.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	June 30, 2006	December 31, 2005
Unitholders' capital	**667,742**	621,972
Exchangeable shares	**5,777**	19,602

Unitholders' capital increased from year-end by $45.8 million, with the issuance of an additional 3.9 million trust units. This increase resulted from the conversion of 347,100 Initial Series exchangeable shares ($2.7 million) to 403,332 trust units, 1,048,817 Series C exchangeable shares ($11.1 million) to 1,102,298 trust units and the conversion of 911,445 options and rights ($6.2 million) into trust units. Furthermore, the expansion of the Trust's operations through the acquisition of Mastco Derrick Services Ltd. also increased Unitholders' capital through the issuance of 1.5 million trust units ($24.7 million). This acquisition has improved the Trust's operational flexibility by enhancing its ability to deliver on its current rig construction program, complete future rig recertifications and execute on ongoing maintenance programs. Unitholders' capital on August 4, 2006 was $669.8 million (83,016,008 units).

DISTRIBUTIONS *(thousands except unit and per unit data – Unaudited)*	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006		Six months ended June 30, 2005	
Funds flow before changes in non-cash working capital	**22,509**	(366)	**93,251**	**100%**	28,198	100%
Distributions paid & declared	**(26,836)**	(11,257)	**(48,206)**	**52%**	(20,362)	72%
Funds retained for growth, debt reduction & future distribution	**(4,327)**	(11,623)	**45,045**	**48%**	7,836	28%
Funds flow before change in non-cash working capital per unit (basic (1))	**0.27**	(0.01)	**1.13**		0.53	
Distributions paid & declared per unit	**(0.32)**	(0.20)	**(0.59)**		(0.39)	
Funds retained per unit	**(0.05)**	(0.21)	**0.54**		0.14	
Quarter ending annualized distribution per unit	**1.38**	0.90	**1.38**		0.90	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three months ended June 30, 2006 Trinidad distributed $26.8 million dollars, an increase of $15.6 million or 138.4%, from the comparative quarter in the prior year. Year-to-date distributions have also increased 136.7% from $20.4 million to $48.2 million as a result of increasing annualized distributions. The Trust's focused strategy of identifying accretive acquisitions while sustaining the distributable funds flow from its current operations continues to provide opportunities for increased distributions to unitholders. This strategy has allowed the Trust to increase its distribution levels three times throughout 2006 and four times since the comparative quarter in 2005 from $0.90 per unit to $1.38 per unit or 53.3%. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgments be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Trust's capital assets.

Effective January 1, 2006 the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $2.6 million for the six months ended June 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.5 million in depreciation expense for its well servicing rigs for the six months ended June 30, 2006.

The acquisition of Mastco Derrick Services Ltd. in the second quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test in the first quarter of each fiscal year. This test was performed and no goodwill impairment exists.

ACCOUNTING POLICIES

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Derivative financial instruments

The Trust has entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

OUTLOOK

The demand for drilling assets has continued to exceed supply both in Canada and the United States and as road bans have been lifted the Canadian operations have ramped up to normal activity levels moving into the third quarter. The US market has demonstrated its lucrative results throughout the second quarter and as additional rigs are released under the current rig construction program continued growth will add to the operations of the Trust and increase the stability of overall funds flow for distributions to unitholders. Higher day rates and utilization levels across the industry should continue throughout the year increasing the overall revenue for the Trust. In addition, the rig construction program will add significantly to drilling depths of the Trust's current fleet diversifying Trinidad's asset base to include deeper drilling rigs which typically obtain higher day rates, utilization levels and margins as compared with other rigs of shallower capabilities.

With the acquisition of Mastco, Trinidad has diversified its operations by integrating its current rig fleet with the expertise of a company that designs, manufactures, sells and refurbishes drilling rigs and related equipment. This provides Trinidad with increased flexibility over the current rig construction program providing an improved ability to control the delivery of rigs. Commodity pricing for both oil and gas is expected to remain strong as global demand for commodities continues to exceed current supply. The current industry well count forecast for Western Canada, based on the Petroleum Service Association of Canada's drilling forecast, has been increased to approximately 25,000 wells in 2006. In order to meet these increasing demands Trinidad will continue to execute on its construction program and is continually seeking out additional investment opportunities in order to increase our capacity. We are focused on continuing to add to our distribution capabilities by accretively growing our business. All capital investments will continue to be evaluated based on return on capital and focused on low risk operating environments.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 17 service rigs that have been completely retrofitted or are new within the past five years and 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: 403-265-6525 Fax: 403-265-4168
E-mail: twood@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CONSOLIDATED BALANCE SHEETS

(thousands - Unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	**61,870**	11,749
Accounts receivable	**109,741**	96,764
Prepaid expenses	**8,246**	2,092
Future income taxes	**-**	1,226
	179,857	111,831
Deposit on capital assets	**98,683**	73,859
Capital assets	**687,068**	567,387
Goodwill	**109,888**	79,429
Other long term assets	**5,515**	810
	1,081,011	833,316
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**52,252**	49,275
Accrued trust distributions (note 7)	**9,524**	6,707
Current portion of deferred revenue	**13,711**	1,066
Current portion of long term debt	**3,242**	9,494
	78,729	66,542
Deferred revenue	**6,461**	388
Long term debt (note 3)	**280,874**	95,956
Future income taxes	**38,423**	29,000
	404,487	191,886
Unitholders' equity		
Unitholders' capital (note 5)	**667,742**	621,972
Exchangeable shares (note 5)	**5,777**	19,602
Contributed surplus	**9,504**	5,949
Cumulative translation adjustment	**(12,996)**	-
Accumulated trust distributions (note 7)	**(132,715)**	(84,509)
Accumulated earnings	**139,212**	78,416
	676,524	641,430
	1,081,011	833,316

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Revenue	**104,547**	32,475	**267,484**	106,590
Expenses				
Operating	**61,569**	24,725	**139,817**	64,387
General and administrative	**14,752**	5,687	**26,228**	10,264
Foreign exchange loss	**1,303**	-	**1,090**	-
Unit based compensation	**730**	2,099	**4,583**	2,239
Depreciation and amortization	**9,734**	3,373	**22,841**	10,849
Interest	**5,025**	2,237	**7,352**	3,379
Earnings (loss) before income taxes	**11,434**	(5,646)	**65,573**	15,472
Income taxes				
Current tax expense (recovery)	**(698)**	192	**(425)**	362
Future tax expense (recovery)	**(8,680)**	(3,990)	**5,202**	980
	(9,378)	(3,798)	**4,777**	1,342
Net earnings (loss)	**20,812**	(1,848)	**60,796**	14,130
Accumulated earnings – beginning of period	**118,400**	46,966	**78,416**	30,988
Accumulated earnings – end of period	**139,212**	45,118	**139,212**	45,118
Earnings (loss) per unit				
Basic	**0.25**	(0.03)	**0.74**	0.27
Diluted	**0.24**	(0.03)	**0.72**	0.26
Weighted average number of trust units				
Basic	**84,236,661**	54,919,722	**82,403,159**	52,471,156
Diluted	**86,167,652**	56,143,149	**84,358,949**	53,545,925

TRINIDAD

ENERGY SERVICES INCOME TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	**2006**	2005
Cash provided by (used in)				
Operating activities				
Net earnings (loss) for the period	**20,812**	(1,848)	**60,796**	14,130
Items not affecting cash				
Depreciation and amortization	**9,734**	3,373	**22,841**	10,849
Unit based compensation	**730**	2,099	**4,583**	2,239
Future income taxes (recovery)	**(8,680)**	(3,990)	**5,202**	980
Unrealized foreign exchange loss	**224**	-	**11**	-
Other	**(311)**	-	**(182)**	-
Funds flow from operations before change in non-cash working capital	**22,509**	(366)	**93,251**	28,198
Net change in non-cash operating working capital	**28,778**	14,646	**24,277**	5,358
	51,287	14,280	**117,528**	33,556
Investing activities				
Increase in deposits on capital assets	**(20,098)**	(31,786)	**(28,013)**	(41,347)
Acquisition of Titan Surface Casing Ltd.	**-**	(11,300)	**-**	(11,300)
Acquisition of Mastco Derrick Services Ltd. (note 4)	**(1,160)**	-	**(38,240)**	-
Purchase of capital assets	**(80,995)**	(4,310)	**(134,528)**	(18,656)
Proceeds from dispositions	**611**	99	**1,006**	227
Change in non-cash working capital item – accounts payable and accrued liabilities	**10,182**	7,815	**(1,293)**	8,270
	(91,460)	(39,482)	**(201,068)**	(62,806)
Financing activities				
Decrease in bank overdraft	**-**	(1,836)	**-**	(1,988)
Decrease in line of credit	**(25,000)**	(10,500)	**-**	(8,000)
Increase (decrease) in long term debt – net (note 3)	**153,660**	(62,673)	**178,666**	(52,611)
Net proceeds from unit issues (note 5)	**3,928**	119,580	**6,197**	119,956
Trust unit distribution (note 7)	**(26,836)**	(11,257)	**(48,206)**	(20,362)
Debt financing costs (note 3)	**(5,032)**	-	**(5,093)**	-
Change in non-cash working capital item – accrued distributions	**1,750**	1,387	**2,817**	1,754
	102,470	34,701	**134,381**	38,749
Cash flow from operating, investing and financing activities	**62,297**	9,499	**50,841**	9,499
Effect of translation on foreign currency cash	**(772)**	-	**(720)**	-
Increase in cash for the period	**61,525**	9,499	**50,121**	9,499
Cash - beginning of period	**345**	-	**11,749**	-
Cash - end of period	**61,870**	9,499	**61,870**	9,499
Interest paid	**3,764**	2,068	**5,873**	3,317
Taxes paid	**1,028**	216	**2,629**	433

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES AND ESTIMATES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2005, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2005.

Foreign currency translation

Effective January 1, 2006, the Trust changed from the temporal method of foreign currency translation to the current rate method to account for the Trust's US operations. Based on events since December 31, 2005, Trinidad Drilling US is now considered a self-sustaining operation; hence the revenues and expenses of the subsidiary are translated at the average exchange rate for the period while assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from these translation adjustments are included in the cumulative translation account in unitholders' equity. The change in accounting policy has been applied prospectively and resulted in a foreign exchange loss of $2.1 million being deferred and recorded in the cumulative translation account as at January 1, 2006.

Capital assets

Effective January 1, 2006, the Trust re-assessed the useful life of its drilling and well servicing rigs for purposes of determining depreciation expense. As a result of this evaluation the Trust has increased the useful life of its drilling rigs from 3,300 drilling days (10% salvage value) to 4,200 drilling days (10% salvage value). This change in estimate has been applied prospectively and resulted in a reduction of depreciation expense of $2.6 million for the six months ended June 30, 2006. In addition, the Trust has changed its policy for depreciating its well servicing rigs from 15 years straight-line basis (20% salvage value) to 24,000 hours (20% salvage value) to be more reflective of the useful life of the assets. This change in policy has been applied retroactively. The impact on prior years was immaterial for restatement and resulted in an increase of $0.5 million in depreciation expense for its well servicing rigs for the six months ended June 30, 2006.

The acquisition of Mastco Derrick Services Ltd. in the second quarter diversified the Trust's operations providing it with the capability to design, manufacture, sell and refurbish drilling rigs and related equipment. As a result the Trust's asset base has been diversified to include rig construction and related equipment, creating an additional asset class for the Trust. This rig construction and related equipment has been assigned a useful life of 5 to 20 years and will be depreciated on a straight-line basis (with a 10% salvage value).

Derivative financial instruments

The Trust entered into contracts to manage economic exposure to market risks relating to interest rates. The Trust is impacted by interest rate changes based on the amount of floating rate debt outstanding. Derivative financial instruments are not used for trading or speculative purposes.

The Trust formally documents all relationships between hedging instruments and the hedged items, the risk management objective and the method for assessing the effectiveness of the hedge. The effectiveness of the hedge is assessed both at inception of the hedge and throughout its term. If the derivative is deemed effective, and qualifies for hedge accounting, gains and losses are deferred until settlement of the derivative contract. If a derivative does not qualify for hedge accounting, gains and losses resulting from fluctuations in the fair value of the derivative are recognized into income in the period that they occur.

2. SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to seasonally wet conditions. The second quarter normally encompasses a slow period referred to as spring breakup. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

3. LONG TERM DEBT

Effective April 18, 2006, the Trust closed a new syndicated loan facility to increase the principal available from $250.0 million to a facility comprised of a $250.0 million Canadian revolver and a $100 million Canadian five-year term facility. The Canadian revolving facility requires monthly interest payments and is renewable annually subject to the mutual consent of the lenders and the Trust. To the extent that the facility is not renewed the drawn down principal would be due 364 days later. The Canadian term loan requires monthly interest payments based on a spread over the one, two or three month BA rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

Additionally, a US subsidiary of the Trust closed a $125.0 million US dollar five-year term facility to fund the current US operations. This facility requires monthly interest payments based on a spread over the one, two or three month LIBOR rate and requires repayment based on one percent annual amortization and a balloon payment at its maturity date of May 1, 2011.

These facilities represent a combined Canadian dollar debt capacity of approximately $490.0 million and were structured by GE Energy Financial Services and syndicated by GE Capital Market, Inc. The members of the syndicate group include major Canadian, United States and International financial institutions. This debt is secured by a general guarantee over the assets of the Trust.

4. ACQUISITION

Mastco Derrick Services Ltd.

Effective March 16, 2006, the Trust amalgamated one of its wholly owned subsidiaries with Mastco Derrick Services Ltd. ("Mastco") for consideration of $62.4 million less outstanding debts plus net working capital. Mastco's purchase price is subject to a 180-day working capital adjustment and as such has not been finalized. The acquisition was funded through internal funds flow of $37.7 million and the issuance of 1,494,557 trust units with a deemed value of $24.7 million.

The consideration paid for this acquisition has been preliminarily allocated under the purchase method as follows:

(thousands except unit data)	**2006**
Purchase price allocated as follows:	
Working capital, net	18,974
Other assets	329
Goodwill	32,076
Capital assets	17,148
Future income taxes	(5,567)
	62,960

Financed as follows:

Trust units	24,720
Cash, net of working capital	38,240
	62,960

5. UNITHOLDERS' CAPITAL

Authorized
Unlimited number of trust units, voting, participating

Unitholders' Capital Issued and Outstanding *(thousands except unit data)*	June 30, 2006		December 31, 2005	
	Number of Units	Amount $	Number of Units	Amount $
Unitholders capital – opening balance	78,909,976	621,972	45,898,116	222,815
Trust units issued – for cash, net of issue costs	-	-	24,590,144	308,522
Trust units issued to former shareholders on acquisitions	1,494,557	24,720	3,782,746	56,363
Trust units issued on conversion of exchangeable shares	1,505,630	13,825	4,158,022	31,986
Trust units issued on exercise of options and rights	911,447	6,197	480,948	1,977
Contributed surplus transferred on exercised options and rights	-	1,028	-	309
Unitholders' capital – ending balance	82,821,610	667,742	78,909,976	621,972

A subsidiary of the Trust has issued the following exchangeable shares:

Exchangeable Shares *(thousands except unit data)*	June 30, 2006		December 31, 2005	
	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares – opening balance	2,007,883	19,602	3,948,718	30,800
Exchangeable shares issued, Series C – Titan purchase	-	-	1,961,132	20,788
Exchangeable shares exchanged, Initial Series	(347,100)	(2,707)	(1,707,162)	(13,316)
Exchangeable shares exchanged, Series B	-	-	(1,641,026)	(12,800)
Exchangeable shares exchanged, Series C	(1,048,817)	(11,118)	(553,779)	(5,870)
Exchangeable shares – ending balance	611,966	5,777	2,007,883	19,602

The exchange ratio for the initial series exchangeable shares is 1.18324 and the trust units issuable upon conversion are 299,868. All Series B exchangeable shares were converted in the prior year. The exchange ratio for the Series C exchangeable shares is 1.08093 and the trust units issuable upon conversion are 387,552.

6. UNIT OPTION AND RIGHTS PLAN

Unit option plan

The Trust Unit Option Plan provides for unit options to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Unit Option Plan:

	June 30, 2006		December 31, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of period	19,850	2.25	107,729	1.97
Granted during the period	-	-	-	-
Exercised during the period	(19,850)	2.25	(87,879)	1.91
Returned during the period	-	-	-	-
Outstanding – end of period	-	-	19,850	2.25

Trust unit rights incentive plan

On May 2, 2003 the Trust established the Trust unit rights incentive plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Trust unit rights incentive plan:

	June 30, 2006		December 31, 2005	
	Number of rights	Weighted average exercise price	Number of rights	Weighted average exercise price
Outstanding – beginning of period	**5,746,326**	**9.64**	3,928,738	7.62
Granted during the period	**2,317,527**	**16.83**	2,257,724	12.22
Exercised during the period	**(891,595)**	**6.90**	(393,069)	4.60
Returned during the period	**(163,457)**	**12.69**	(47,067)	6.34
Outstanding – end of period	**7,008,801**	**12.30**	5,746,326	9.64

7. RECONCILIATION OF CASH AVAILABLE FOR DISTRIBUTION AND ACCUMULATED CASH DISTRIBUTIONS

(thousands)	Three months ended June 30, 2006	2005	Six months ended June 30, 2006	2005
Funds flow before change in non-cash working capital	**22,509**	(366)	**93,251**	28,198
Cash distributions paid and declared	**26,836**	11,257	**48,206**	20,362
Funds retained for growth capital expenditures and future distributions	**(4,327)**	(11,623)	**45,045**	7,836
Accumulated cash distributions – beginning of period	**105,879**	41,709	**84,509**	32,604
Cash distributions	**17,312**	6,749	**38,682**	15,854
Distributions declared and payable	**9,524**	4,508	**9,524**	4,508
Accumulated cash distributions - end of period	**132,715**	52,966	**132,715**	52,966

(1) Distributions are comprised of $39.7 million related to interest expense and the remaining $8.5 million allocated to dividends and return of capital.

8. COMMITMENTS

In 2005 and early 2006 Trinidad announced its intent to expand its existing drilling fleet through the construction of 29 new diesel electric drilling rigs which will be deployed in both Canada and the United States. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the cost of construction on five of the rigs has been partially financed through customer contributions, to be returned in equal payments upon the delivery of each rig. Total capital costs of construction are expected to be $393.8 million, of which approximately $201.4 million has been paid as at June 30, 2006. Four of these rigs were completed and deployed in 2005 and an additional five throughout 2006.

9. SEGMENTED INFORMATION

The acquisition of Cheyenne Drilling, which closed December 20, 2005, and the current rig construction program have diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma region. This acquisition added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market has resulted in management evaluating the Trust's performance on a geographically segmented basis.

	Three months ended June 30, 2006			**Six months ended June 30, 2006**		
(thousands)	**Canada**	**United States**	**Total**	**Canada**	**United States**	**Total**
Revenue	65,698	38,849	**104,547**	197,620	69,864	**267,484**
Gross margin	21,147	21,831	**42,978**	87,753	39,914	**127,667**
Net earnings	12,139	8,673	**20,812**	44,901	15,895	**60,796**
Depreciation and amortization	5,247	4,487	**9,734**	14,475	8,366	**22,841**
Unit based compensation	730	-	**730**	4,583	-	**4,583**
Future income tax expense	(12,500)	3,820	**(8,680)**	(3,234)	8,436	**5,202**
Unrealized foreign exchange gain	224	-	**224**	11	-	**11**
Other	-	(311)	**(311)**	-	(182)	**(182)**
Funds flow before change in non-cash working capital	5,840	16,669	**22,509**	60,736	32,515	**93,251**
Capital expenditures (including acquisitions and deposits)	38,511	63,464	**101,975**	136,969	88,532	**225,501**
Total assets	652,717	428,294	**1,081,011**	652,717	428,294	**1,081,011**
Goodwill	69,191	40,697	**109,888**	69,191	40,697	**109,888**

The Trust's operations were focused in Canada during the comparable quarter in 2005; hence comparative figures are not shown above.

10. SUBSEQUENT EVENTS

Effective July 1, 2006, Trinidad entered into two interest rate swap agreements to hedge the floating interest rates on fifty percent of the outstanding balances of the Canadian and US term debt facilities. These interest rate swaps mature concurrently with the long term debt facility on May 1, 2011 allowing the Trust to mitigate its risk of interest rate fluctuations over the term of the debt agreement.

Fifty percent of the outstanding balance of the Canadian term facility swapped interest based on a spread over the one month BA for a fixed interest rate of 5.362%. Simultaneously the Trust also hedged fifty percent of the US term facility swapped interest based on a spread over the one, two or three month LIBOR for fixed interest at 6.108%.

The effectiveness of the interest rate swaps were evaluated at the inception of the hedge and found to be effective. As such the Trust will be applying hedge accounting.

11. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.